Prospectus Supplement (To prospectus dated July 19, 2023)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-272992

Up to $70,000,000 Common Shares

This prospectus supplement amends and supplements certain information contained in the prospectus supplement dated July 19, 2023, to the prospectus dated July 19, 2023 (collectively, the “Prospectus”), as previously amended and supplemented by our prospectus supplement dated June 18, 2024 (together with the Prospectus, the “Prior Prospectus”), relating to the offer and sale of shares of our common stock, no par value (the “common shares”) through B. Riley Securities, Inc. (“B. Riley Securities”) and Cantor Fitzgerald & Co. (“Cantor” and together with B. Riley Securities, the “Agents”) as co-agents, in “at the market offerings” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, pursuant to the Amended and Restated Sales Agreement with the Agents dated as of June 7, 2021, as amended on December 17, 2021 and July 19, 2023 (the “Sales Agreement”).

This prospectus supplement should be read in conjunction with the Prior Prospectus and is qualified by reference to the Prior Prospectus, except to the extent that the information presented herein supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Prior Prospectus, including any amendments or supplements thereto.

Our common shares are listed on the NYSE American (“NYSE American”) under the symbol “URG” and on the Toronto Stock Exchange (“TSX”) under the symbol “URE.” On October 17, 2025, the closing price of our common shares on the NYSE American was $1.61 and on the TSX was CDN$2.24.

Under the Prior Prospectus, we have registered up to $100,000,000 of our common shares, no par value per share, for offer and sale pursuant to the Sales Agreement, not inclusive of amounts previously sold. From July 19, 2023 through October 17, 2025, we have sold an aggregate of 30,954,729 common shares for an aggregate gross purchase price of $50,232,538 under the Prior Prospectus. As of the date of this prospectus supplement, we are decreasing the amount of common shares that we are offering pursuant to the Sales Agreement by $30,000,000, such that we are offering up to an aggregate of $70,000,000 of our common shares for sale under the Sales Agreement from and after the date hereof, including the common shares previously sold.

Investing in our common shares involves significant risks. Before buying common shares, you should carefully consider the risks described under the caption “Risk Factors” in the documents incorporated by reference into this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

B. Riley Securities	Cantor

The date of this prospectus supplement is October 20, 2025.